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ON

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
AUG 11 2016
Washington DC
412

| SEC FILE NUMBER |
|---|
| 8-13431 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Lincoln Financial Distributors, Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 N. Radnor-Chester Road
(No. and Street)

| Radnor, | Pennsylvania | 19087 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carl R. Pawsat — (336) 691-3486
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

| One Commerce Square, Suite 700, 2005 Market Street | | Philadelphia, PA | 19103 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| **FOR OFFICIAL USE ONLY** |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, Carl R. Pawsat, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lincoln Financial Distributors, Inc, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Interim Financial and Operations Principal
Title

Connie Hill
Notary Public exp 5/11/17


Connie Hill
Notary Public
Randolph County
North Carolina

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Lincoln Financial Distributors, Inc.

## Financial Statements and Supplementary Information

Years Ended December 31, 2015 and 2014
With Report of Independent Registered Public Accounting Firm

You're In Charge®

Lincoln
Financial Distributors®
A member of Lincoln Financial Group

Lincoln Financial Distributors, Inc.

Financial Statements and Supplementary Information

Years Ended December 31, 2015 and 2014

## Contents



Building a better
working world

Ernst & Young LLP
One Commerce Square
Suite 700
2005 Market Street
Philadelphia, PA 19103

Tel: +1 215 448 5000
Fax: +1 215 448 4069

# Report of Independent Registered Public Accounting Firm

The Board of Directors
Lincoln Financial Distributors, Inc.

We have audited the accompanying statements of financial condition of Lincoln Financial Distributors, Inc. (an indirect, wholly owned subsidiary of Lincoln National Corporation) (the Company), as of December 31, 2015 and 2014, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lincoln Financial Distributors, Inc. at December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

February 25, 2016

Lincoln Financial Distributors, Inc.

Statements of Financial Condition

| | December 31 | |
|---|---|---|
| | **2015** | **2014** |
| **Assets** | | |
| Cash and invested cash | **$ 7,997,826** | $ 8,244,368 |
| Commissions and fees receivable | **24,163,103** | 23,459,120 |
| Due from affiliates | **195,428** | 62,969 |
| Deferred tax asset | **–** | 608 |
| Other assets | **459,462** | 447,794 |
| Total assets | **$ 32,815,819** | $ 32,214,859 |
| | | |
| **Liabilities and stockholder's equity** | | |
| Liabilities: | | |
| Due to affiliates | **$ 24,259,432** | $ 23,664,370 |
| Other liabilities | **67,474** | 65,903 |
| Total liabilities | **24,326,906** | 23,730,273 |
| | | |
| Stockholder's equity: | | |
| Common stock – $25 par value; 10,000 shares authorized; 8,000 shares issued and outstanding | **200,000** | 200,000 |
| Additional paid-in capital | **12,632,000** | 12,632,000 |
| Accumulated deficit | **(4,343,087)** | (4,347,414) |
| Total stockholder's equity | **8,488,913** | 8,484,586 |
| Total liabilities and stockholder's equity | **$ 32,815,819** | $ 32,214,859 |

*See accompanying notes.*

Lincoln Financial Distributors, Inc.

Statements of Income

| | Year Ended December 31 | |
|---|---|---|
| | **2015** | **2014** |
| Revenues: | | |
| Commissions and fees from third parties | **$ 271,540,041** | $ 193,095,556 |
| Commissions and fees from affiliates | **1,319,898,692** | 1,360,311,640 |
| Interest | **7,552** | 4,198 |
| Total revenues | **1,591,446,285** | 1,553,411,394 |
| Expenses: | | |
| Commissions and agency expenses | **271,540,041** | 193,095,556 |
| Service charges from affiliates | **1,319,898,692** | 1,360,311,640 |
| Total expenses | **1,591,438,733** | 1,553,407,196 |
| Income before income tax expense | **7,552** | 4,198 |
| Income tax expense | **3,225** | 3,759 |
| Net income | **$ 4,327** | $ 439 |

*See accompanying notes.*

Lincoln Financial Distributors, Inc.

Statements of Changes in Stockholder's Equity

| | Year Ended December 31 | |
|---|---|---|
| | **2015** | **2014** |
| Common stock: | | |
| Balance as of beginning and end of year | **$ 200,000** | $ 200,000 |
| Additional paid-in capital: | | |
| Balance as of beginning and end of year | **12,632,000** | 12,632,000 |
| Accumulated deficit: | | |
| Balance as of beginning of year | **(4,347,414)** | (4,347,853) |
| Net income (loss) | **4,327** | 439 |
| Balance as of end of year | **(4,343,087)** | (4,347,414) |
| Total stockholder's equity as of end of year | **$ 8,488,913** | $ 8,484,586 |

*See accompanying notes.*

Lincoln Financial Distributors, Inc.

Statements of Cash Flows

| | Year Ended December 31 | |
|---|---|---|
| | **2015** | **2014** |
| **Cash flows from operating activities** | | |
| Net income | **$ 4,327** | $ 439 |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities: | | |
| Change in deferred tax asset | **608** | 237 |
| Change in commissions and fees receivable | **(703,983)** | (2,367,584) |
| Change in due from affiliates | **(132,459)** | 760,005 |
| Change in other assets | **(11,668)** | (447,794) |
| Change in due to affiliates | **595,062** | 2;545,239 |
| Change in other liabilities | **1,571** | (503,107) |
| Net cash prvoded by (used in) operating activities | **(246,542)** | (12,565) |
| | | |
| Net decrease in cash and invested cash | **(246,542)** | (12,565) |
| Cash and invested cash as of beginning of year | **8,244,368** | 8,256,933 |
| Cash and invested cash as of end of year | **$ 7,997,826** | $ 8,244,368 |
| | | |
| **Supplemental disclosure of cash flow information** | | |
| Income tax paid | **$ 623,401** | $ 960,751 |

*See accompanying notes.*

Lincoln Financial Distributors, Inc.

Notes to Financial Statements

December 31, 2015

## 1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards

### Nature of Operations

Lincoln Financial Distributors, Inc. ("LFD" or the "Company," which also may be referred to as "we," "our" or "us") is a registered broker-dealer that is engaged in the business of wholesaling and marketing financial services products, such as mutual funds, variable life insurance, and variable annuities through financial intermediaries, such as stock brokerage firms, banks, and independent insurance agencies. LFD also receives commissions from affiliated insurance companies via intercompany transfers. LFD does not solicit or sell products directly to the general public. LFD is licensed to engage in broker-dealer activity throughout the United States. LFD is a wholly owned subsidiary of The Lincoln National Life Insurance Company ("LNL"), which is a wholly owned subsidiary of Lincoln National Corporation ("LNC").

### Basis of Presentation

The accompanying financial statements are prepared in accordance with United States of America generally accepted accounting principles ("GAAP"). Certain GAAP policies, which significantly affect the determination of financial position, results of operations and cash flows, are summarized below.

The Company and other affiliated entities that provide services to the Company are under common ownership and management control. The existence of this control could result in the Company's operating results or financial position being significantly different from those that would have been obtained if the Company were autonomous.

### Summary of Significant Accounting Policies

*Accounting Estimates and Assumptions*

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates.

## 1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

*Cash and Invested Cash*

Cash and invested cash is carried at cost and includes all highly liquid investments purchased with an original maturity of three months or less.

*Commission and Fee Revenue and Expense*

LFD is the principal underwriter for the wholesale distribution of all variable life and annuity products of LNL and Lincoln Life & Annuity Company of New York ("LLANY"). We recognize all commission and fee revenue for the distribution of these products. The selling costs related to the distribution of these products are then passed on to LNL who, through the processing and services agreements, pays the commissions on LFD's behalf. An accrual is recorded for fee income, and a corresponding accrual is recorded for the commission expense to be paid based on the fee income.

LFD also recognizes wholesaling revenue on 12b-1 fees received from separate account fund sponsors as compensation for distributing the underlying mutual funds. These 12b-1 fees are passed on to LNL to offset wholesale distribution expenses incurred on LFD's behalf. The 12b-1 fees received from separate account fund sponsors amounted to $271,540,041 and $255,223,497 in 2015 and 2014, respectively. These fees are included in commissions and fees from third parties to the extent expense is incurred on the Statements of Income. All other commission and fee revenue amounts are received from affiliates.

*Income Taxes*

LNC files a U.S. consolidated income tax return that includes all eligible subsidiaries, including LFD and LNL. Pursuant to an intercompany tax-sharing agreement with LNL, LFD provides for income taxes on a separate return filing basis. The tax-sharing agreement also provides that LFD will receive benefit for net operating losses, capital losses, and tax credits, which may not be usable on a separate return basis to the extent such items may be utilized in the consolidated federal income tax returns of LNC.

Deferred income taxes are recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to the extent required. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance. See Note 2 for additional information.



SEC
Mail Processing
Section

AUG 11 2016

Washington DC
412

Lincoln Financial Group
1300 South Clinton Street
Fort Wayne, IN 46802

August 3, 2016

Securities and Exchange
AUG 11 2016
RECEIVED

Attn: Carol Y. Charnock
Securities and Exchange Commission
Regulation Specialist

RE: 2014 and 2015 GAAP Audited Financial Statements

Dear Ms. Charnock:

On behalf of Lincoln Financial Distributors, Inc, I am pleased to enclose a copy of the the delivery confirmations of our 2014 GAAP Audited Financial Statements, original copies of the 2014 and 2015 GAAP Audited Financial Statements and a copy of the letter received from you.

Please confirm the receipt of our package at carl.pawsat@lfg.com.

Sincerely,

Carl R. Pawsat
Interim Financial and Operations Principal

Enclosure



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

DIVISION OF
TRADING AND MARKETS

July 29, 2016



Lincoln Financial Distributors, Inc.
130 N. Radnor-Chester Rd.
Radnor, PA 19087



8-13431

Dear Registrant:

Paragraph (d) of Rule 17a-5 under the Securities Exchange Act of 1934 ("Act") requires every broker or dealer registered with the Commission pursuant to Section 15 of the Act to file an audited annual report of financial condition on a calendar or fiscal year basis. Paragraph (d) of Rule 17a-5 requires the audited annual report to be filed with the Commission not more than 60 days after the broker or dealer's fiscal or calendar year end.

A review of our database indicates that we do not have a record of receipt of an audited report since your 12/31/14 fiscal or calendar year end. Therefore, in order to comply with the requirements of Rule 17a-5, it will be necessary for you to submit the annual audited report for the ***12/31/15 calendar or fiscal year*** to the Commission. . If you have a record of receipt by the Commission of this filing, please send copies of the documentation **along with a copy of the annual audited report** to the following address:

Carol Y. Charnock, Regulation Specialist
Securities & Exchange Commission
Division of Trading & Markets
100 F St., NE, Mail Stop 7010
Washington, DC 20549

If you have any questions concerning the audit requirements, please consult Rule 17a-5. Thank you for your prompt attention to this matter.

Sincerely,

Carol Y Charnock

Carol Y. Charnock
Regulation Specialist
(202)551-5542
charnockc@sec.gov

UNITED STATES
ES AND EXCHANGE COMMISSION
/ASHINGTON, D.C. 20549

OFFICIAL BUSINESS

LH15

CERTIFIED MAIL



7014 3490 000





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PLACE STICKER AT TOP OF ENVELOPE TO THE RIGHT OF THE RETURN ADDRESS, FOLD AT DOTTED LINE

**SENDER: *COMPLETE THIS SECTION***

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

Lincoln Financial Distributors, Inc.
130 N. Radnor-Chester Rd.
Radnor, PA 19087

**COMPLETE THIS SECTION ON DELIVERY**

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PS Form 3811, February 2004 Domestic Return Receipt 102595-02-M-1540

**From:** trackingupdates@fedex.com
**Sent:** Monday, March 02, 2015 9:42 AM
**To:** Hicks, Robyn
**Subject:** FedEx Shipment 772993497644 Delivered

fedex.com | Ship | Track | Manage | Learn | Office/Print Services

# Your package has been delivered

## Tracking # 772993497644

Ship (P/U) date:
Thursday, 2/26/15

**Carl Pawsat**
Lincoln Financial Group
Greensboro, NC 27401
US



Delivered

Delivery date:
Monday, 3/2/15 9:32 AM

**Securities & Exchange Commission**
Attn: Sharon Binger, Regional Dir
1617 JFK Blvd, Suite 520 One Penn Center
PHILADELPHIA, PA 19103
US

## Shipment Facts

Our records indicate that the following package has been delivered.

| | |
|---|---|
| **Tracking number:** | 772993497644 |
| **Status:** | Delivered: 03/02/2015 09:32 AM Signed for By: G.POND |
| **Reference:** | 004970 |
| **Signed for by:** | G.POND |
| **Delivery location:** | PHILADELPHIA, PA |
| **Delivered to:** | Receptionist/Front Desk |
| **Service type:** | FedEx 2Day |
| **Packaging type:** | FedEx Envelope |
| **Number of pieces:** | 1 |
| **Weight:** | 1.00 lb. |
| **Special handling/Services:** | Deliver Weekday |


Please do not respond to this message. This email was sent from an unattended mailbox. This report was generated at approximately 8:41 AM CST on 03/02/2015.

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## Edwards, Robyn

**From:** trackingupdates@fedex.com
**Sent:** Monday, March 02, 2015 10:12 AM
**To:** Hicks, Robyn
**Subject:** FedEx Shipment 772993312366 Delivered

fedex.com | Ship | Track | Manage | Learn | Office/Print Services

# Your package has been delivered

## Tracking # 772993312366

Ship (P/U) date:
Thursday, 2/26/15
**Connie Hill**
Lincoln Financial Group
Greensboro, NC 27401
US



Delivered

Delivery date:
Monday, 3/2/15 10:08 AM
**Securities & Exchange Commission**
Registration Branch
100 F Street, NE Mail Stop 8031
Washington, DC 20549
US

## Shipment Facts

Our records indicate that the following package has been delivered.

| | |
|---|---|
| **Tracking number:** | 772993312366 |
| **Status:** | Delivered: 03/02/2015 10:08 AM Signed for By: D.SEIFORT |
| **Reference:** | 004970 |
| **Signed for by:** | D.SEIFORT |
| **Delivery location:** | Washington, DC |
| **Delivered to:** | Mailroom |
| **Service type:** | FedEx 2Day |
| **Packaging type:** | FedEx Pak |
| **Number of pieces:** | 1 |
| **Weight:** | 1.00 lb. |
| **Special handling/Services:** | Deliver Weekday |


Please do not respond to this message. This email was sent from an unattended mailbox. This report was generated at approximately 9:11 AM CST on 03/02/2015.

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This tracking update has been sent to you by FedEx at your request. FedEx does not validate the authenticity of the requestor and does not validate, guarantee or warrant the authenticity of the request, the requestor's message, or the accuracy of this tracking update. For tracking results and terms of use, go to fedex.com.

Thank you for your business.

## 1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

### New Accounting Standards

*Future Adoption of New Accounting Standard – Revenue from Contracts with Customers*

In May 2014, the FASB issued guidance to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP. Revenue must be recognized when the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, has occurred. Implementation of this guidance will require the Company to identify contracts with customers, identify the performance obligations in the contracts, determine the transaction prices, allocate the transaction prices to the performance obligations in the contracts, and recognize revenue when or as the entity satisfies the performance obligations. The guidance becomes effective for the December 31, 2018 annual reporting period. The Company is assessing the effect of this guidance on the financial statements.

## 2. Income Taxes

The federal income tax expense was as follows:

| | Year Ended December 31 | |
|---|---|---|
| | **2015** | **2014** |
| Current | $ **2,617** | $ 3,522 |
| Deferred | **608** | 237 |
| Federal income tax expense | $ **3,225** | $ 3,759 |

A reconciliation of the effective tax rate differences was as follows:

| | Year Ended December 31 | |
|---|---|---|
| | **2015** | **2014** |
| Tax rate times pretax income | $ **2,643** | $ 1,469 |
| Effect of: | | |
| Other items | **582** | 2,290 |
| Federal income tax expense | $ **3,225** | $ 3,759 |
| Effective tax rate | **43%** | 90% |

The effective tax rate is the ratio of tax expense over pretax income. The 2015 and 2014 income tax expense differs from the federal tax rate of 35% as a result of permanent differences.

The federal income tax asset was as follows:

| | Year Ended December 31 | |
|---|---|---|
| | **2015** | **2014** |
| Current | $ **918** | $ 1,632 |
| Deferred | **-** | 608 |
| Total federal income tax asset | $ **918** | $ 2,240 |

## 2. Income Taxes (continued)

As of December 31, 2015 and 2014, our deferred tax asset was $0 and $608, respectively, and consisted of a net operating loss carryforward.

Current federal income taxes receivable of $918 and $1,632 at December 31, 2015 and 2014, respectively, is included in due from affiliates on the Statements of Financial Condition.

Current state income taxes receivable of $458,344 and $447,407at December 31, 2015 and 2014, respectively, is included in other assets on the Statements of Financial Condition.

The Company is required to establish a valuation allowance for any gross deferred tax assets that are unlikely to reduce taxes payable in future years' tax returns. At December 31, 2015 and 2014, the Company concluded that it was more likely than not that its gross deferred tax assets will reduce taxes payable in future years; therefore, no valuation allowance was necessary.

The LNC consolidated group is subject to examination by U.S. federal, state, local and non-U.S. income authorities. The Internal Revenue Service examination for tax years 2009 through 2011 was closed in 2015. However, LNC has filed a protest for these years with the IRS Appeals Division. The Company is currently not under examination by the IRS. A protest for tax years 2005 through 2008 was previously filed with Appeals and all years from 2005 to 2011 for the Company remain open. All protested items have been resolved for all open years but are subject to review by the U.S. Joint Committee on Taxation before a final settlement is reached. The Company does not expect any adjustments that would be material to its results of operations or its financial condition.

There are no uncertain tax positions related to the Company in the current year.

## 3. Agreements and Transactions with Affiliates

In order to be compliant with the Financial Industry Regulatory Authority ("FINRA") rules regarding proper expense recognition and expense-sharing agreements, LFD has entered into various cost-sharing agreements with affiliates. Amounts due from affiliates primarily represent amounts due to LFD for the settlement of general and administrative expenses, and taxes and fees, as stipulated in the Master Services Agreement. Amounts due to affiliates primarily represent amounts due to LNL related to separate account 12b-1 fees as well as intercompany cost and tax-sharing agreements.

## 3. Agreements and Transactions with Affiliates (continued)

Settlements under the above agreements are represented in due from affiliates and due to affiliates on the Statements of Financial Condition.

## 4. Contingencies

*Regulatory and Litigation Matters*

Regulatory bodies, such as the Securities and Exchange Commission ("SEC") and FINRA, regularly make inquiries and conduct examinations or investigations concerning our compliance with, among other things, securities laws, and laws governing the activities of broker-dealers. While LFD is involved in various pending or threatened legal proceedings arising from the conduct of business either in the ordinary course or otherwise, such legal expenses are a part of our affiliate cost-sharing agreements. Based on information currently known by management, management does not believe any such charges are likely to have a material adverse effect on LFD's financial position.

## 5. Net Capital Requirements

LFD has elected to operate under the alternative standard provisions of the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the minimum net capital to be the greater of $250,000 or 2% of aggregate debit items computed in accordance with the SEC Customer Protection Rule (Rule 15c3-3) reserve requirements. Our operations do not include the physical handling of securities or the maintenance of open customer accounts; therefore, there are no reserve provisions pursuant to Rule 15c3-3. Accordingly, our minimum net capital requirement is $250,000.

| | **Year Ended December 31** | |
|---|---|---|
| | **2015** | **2014** |
| Minimum net capital requirement | **$ 250,000** | $ 250,000 |
| Net capital | **7,835,142** | 7,973,602 |
| Excess net capital | **$ 7,585,142** | $ 7,723,602 |

## 6. Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued.

# Supplementary Information

Lincoln Financial Distributors, Inc.

Schedule I – Computation of Net Capital
Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934

December 31, 2015

| | |
|---|---|
| **Computation of net capital** | |
| Stockholder's equity | $ 8,488,913 |
| | |
| Less non-allowable assets: | |
| Due from affiliates | 195,428 |
| Other assets | 458,343 |
| Total non-allowable assets | 653,771 |
| | |
| Net capital before haircuts on securities positions | 7,835,142 |
| Haircuts on securities | - |
| Net capital | $ 7,835,142 |
| | |
| **Computation of alternate net capital requirements** | |
| 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 | $ - |
| Greater of $250,000 or 2% of combined aggregate debit items | $ 250,000 |
| | |
| Excess net capital | $ 7,585,142 |
| | |
| Excess net capital at 120% of minimum net capital requirement | $ 7,535,142 |

No material differences exist between the audited financial statement computation of net capital and the computation included in the Company's corresponding unaudited Form X-17A-5, Part II filing as of December 31, 2015.

Lincoln Financial Distributors, Inc.

Schedule II – Statement Regarding Reserve Requirements
Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934

December 31, 2015

Lincoln Financial Distributors, Inc. is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 under paragraph (k)(1) of that Rule.


Lincoln
Financial Distributors®
A member of Lincoln Financial Group
You're In Charge®

Lincoln Financial Distributors, Inc.
130 N. Radnor-Chester Road
Radnor, PA 19087